UPGRADING AMERICA’S NEIGHBORHOODS

700 West Hillsboro Blvd, Building 1, Suite 100, Deerfield Beach, FL 33441

Phone: (855) 663-1768; Fax: (954) 736-5989

www.HelpfulAlliance.com

September 6, 2016

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Mail Stop: 4631

Re:	Helpful Alliance Company (the “Company”)
Registration Statement on Form S-1
File No. 333-205358

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:00 PM on Thursday, September 8, 2016, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HELPFUL ALLIANCE COMPANY

By:	/s/ Sergey Gurin
Name:	Sergey Gurin
Title:	Vice President and Interim Chief Financial Officer

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